APEX RESOURCES INC.

Alytaus g. 100  – Varena, Lithuania

Telephone (775) 253-3921

September 30, 2016
Ms. Lilyanna Peyser United States Securities and Exchange Commission Washington D.C. 20549-4631

Re:	Apex Resources Inc.
Amendment No. 7 to Registration Statement on Form S-1 Filed September 22, 2016 File No. 333-207109

Dear Ms. Lilyanna Peyser,

This letter shall serve as the request of Apex Resources Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced Registration Statement to Tuesday, October 4, 2016, 4:30PM EST, or the soonest practicable date thereafter.

The company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Tadas Dabasinskas

Tadas Dabasinskas

President and Chief Executive Officer